July 24, 2008

Wm. Christopher Gorog
Chairman and C.E.O.
Napster, Inc.
9044 Melrose Avenue
Los Angeles, CA 90069

      Re: Napster, Inc.
              Preliminary Schedule 14A
              Filed on July 17, 2008
              File No. 000-32373

Dear Mr. Gorog:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why one or more of our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Preliminary Proxy Statement

How will broker non-votes be treated, page 5

1.   Please revise to clarify the treatment of broker non-votes with respect to the election of directors if proxies are not solicited by the stockholder proponents.

How will Napster solicit proxies for the Annual Meeting … page 6

2.   We note that you and Laurel Hill may employ various methods to solicit proxies, including by telephone, by mail and through facsimile. Be advised that all written soliciting materials used in soliciting proxies over the telephone or any other medium must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Potential Payments Upon Termination or Change in Control, page 33

3.   Please revise to disclose the total amounts payable to the named officers upon termination or a change in control. Refer to Item 402(j) of Regulation S-K and Staff Observations in the Review of Executive Compensation Disclosure.

* * * * *

        Please amend the preliminary proxy statement in response to these comments. Clearly and precisely mark the changes to the preliminary proxy statement effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

        You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

    ·   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

    ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    ·   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Direct any questions to Michael F. Johnson at (202) 551-3477 or to me at (202) 551-3411. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-4561.

Sincerely,

Peggy Kim
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile: (949) 823-6994
Shelly Heydek, Esq.
O'Melveny & Myers LLP